HellerEhrman

August 7, 2003



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-34697

Re: Artel Solutions Group Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Artel Solutions Group Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the resignation of Mr. Li Chi Chung, dated July 2, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 3, 2003;

dlw 8/27

(2) The Company's announcement regarding result of extraordinary general meeting, dated May 30, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on June 2, 2003; and

(3) The Company's announcement regarding 2002 annual result, dated April 17, 2003, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on April 22, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. Artel Solutions Group Holdings Ltd.

39663\0001\01SEC.doc

Artel Solutions Group Holdings Limited



ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liabilty)

ANNOUNCEMENT

The board of directors (the "Board") of Artel Solutions Group Holdings Limited (the "Company") hereby announces that Mr Li Chi Chung resigned as secretary of the Company with effect from 30 June 2003, and wishes to thank Mr Li for his contributions to the Company.

The Board of the Company also announces that Mr Siu Kam Chau is appointed as secretary of the Company with effect from 30 June 2003.

By order of the Board
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Hong Kong, 2 July 2003

* *For identification purposes only.*

Please also refer to the published version of this announcement in The Standard dated on 03-07-2003.

宏通集團控股有限公司


ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

公 佈

宏通集團控股有限公司(「本公司」)之董事會(「董事會」)宣佈李志聰先生已向本公司辭任本公司之公司秘書一職，由二零零三年六月三十日起生效。董事會謹此感謝李先生在任期間對本公司之貢獻。

本公司董事會同時宣佈，由二零零三年六月三十日起委任藺錦秋先生為本公司之公司秘書。

承董事會命
宏通集團控股有限公司
游本宏
主席

香港，二零零三年七月二日

* *僅供識別*

請同時參閱本公佈於星島日報於03-07-2003刊登的內容。

Artel Solutions Group Holdings Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(incorporated in the Cayman Islands with limited liabilty)

RESULT OF EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the shareholders of the Company have approved the amendments to the Share Option Scheme at the extraordinary general meeting of the Company held on 30 May 2003.

Reference is made to the circular (the "**Circular**") of Artel Solutions Group Holdings Limited (the "**Company**") dated 14 May 2003 containing details of the amendments to the Share Option Scheme and the notice convening an extraordinary general meeting of the Company on 30 May 2003 to consider the resolutions required to approve the amendments to the Share Option Scheme.

Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Circular.

The board (the "**Board**") of directors of the Company is pleased to announce that at the extraordinary general meeting of the Company held on 30 May 2003, the resolutions for approving the amendments to the Share Option Scheme were duly passed by the shareholders of the Company.

By Order of the Board
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Artel Solutions Group Holdings Limited

Hong Kong, 30 May 2003

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard dated on 2-6-2003.

宏通集團控股有限公司

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

股東特別大會之結果

董事會欣然宣佈有關購股權計劃之修訂建議已於二零零三年五月三十日舉行之股東特別大會上獲股東通過。

謹此提述宏通集團控股有限公司(「本公司」)於二零零三年五月十四日就修訂購股權計劃之建議刊發之通函(「通函」)及於二零零三年五月三十日舉行以考慮通過修訂建議之股東特別大會通告。

除文義另有所指外，本公佈所使用之詞彙與通函所界定者具相同涵義。

本公司之董事會(「董事會」)欣然宣佈，於二零零三年五月三十日舉行之股東特別大會上，有關建議修訂購股權計劃之決議案已獲股東正式通過。

承董事會命
宏通集團控股有限公司
主席
游本宏

宏通集團控股有限公司

香港，二零零三年五月三十日

* *僅供識別*

請同時參閱本公佈於星島日報於2-6-2003刊登的內容。


ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

2002 ANNUAL RESULT

RESULTS

The board of directors (the "Directors") of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002, together with the comparative figures for the previous year prepared in accordance with generally accepted accounting principles in Hong Kong as follows:

	Year ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
Turnover *(Note 2)*	**2,122,190**	1,415,004
Cost of sales *(Note 3)*	**(2,002,008)**	(1,245,462)
Gross profit	**120,182**	169,542
Other operating income *(Note 4)*	**4,963**	5,157
Distribution costs	**(8,363)**	(5,785)
Administrative expenses	**(30,508)**	(21,149)
Profit from operations *(Note 5)*	**86,274**	147,765
Finance costs *(Note 6)*	**(10,403)**	(7,478)
Profit before taxation	**75,871**	140,287
Taxation *(Note 7)*	**(9,868)**	(23,007)
Net profit for the year	**66,003**	117,280
Dividends *(Note 8)*	**20,800**	92,000
Earnings per share (HK cents) *(Note 9)*		
Basic	**4.1**	8.7

Notes:

1. **Basis of preparation**

During 2002, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants.

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statement
SSAP 34	Employee benefits

The changes to the Group's accounting policies and the effects of adopting these new and revised SSAPs are set out in the 2002 annual report.

2. Turnover and segment information

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns during the year.

The Group's turnover and contribution to gross profit for the year analysed by principal activity and geographical market are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Turnover by principal activity:		
Distribution of computer components and information technology products	2,043,011	1,356,234
Provision of integrated e-enabling solutions	79,179	58,770
	2,122,190	1,415,004
Turnover by geographical market:		
The People's Republic of China (the "PRC")	610,040	278,311
Hong Kong	1,512,150	1,136,693
	2,122,190	1,415,004
Contribution to gross profit by geographical market:		
PRC	46,746	56,245
Hong Kong	73,436	113,297
	120,182	169,542

An analysis of the Group's turnover and contribution to the operating profit by business segment is as follows:

For the year ended 31 December 2002:

	Distribution of computer components and information technology products *HK$'000*	Provision of integrated e-enabling solutions *HK$'000*	Consolidated *HK$'000*
TURNOVER			
External sales	2,043,011	79,179	2,122,190
RESULT			
Segment result	71,572	12,150	83,722
Other operating income			4,963
Unallocated corporate expenses			(2,411)
Profit from operations			86,274
Finance costs			(10,403)
Profit before taxation			75,871
Taxation			(9,868)
Profit attributable to shareholders			66,003

For the year ended 31 December 2001:

	Distribution of computer components and information technology products *HK$'000*	Provision of integrated e-enabling solutions *HK$'000*	Consolidated *HK$'000*
TURNOVER			
External sales	1,356,234	58,770	1,415,004
RESULT			
Segment result	130,983	11,689	142,672
Other operating income			5,157
Unallocated corporate expenses			(64)
Profit from operations			147,765
Finance costs			(7,478)
Profit before taxation			140,287
Taxation			(23,007)
Profit attributable to shareholders			117,280

3. Cost of Sales

	2002 *HK$'000*	2001 *HK$'000*
Cost of sales comprises:		
Cost of goods sold	2,067,705	1,319,137
Rebates	(65,697)	(73,675)
	2,002,008	1,245,462

4. Other operating income

	2002 *HK$'000*	2001 *HK$'000*
Interest on bank deposits	2,600	3,767
Sundry income	2,360	1,390
Gain on disposal of plant and equipment	3	–
	4,963	5,157

5. Profit from operations

Profit from operations has been arrived at after charging:

	2002 *HK$'000*	2001 *HK$'000*
Auditors' remuneration	730	650
Depreciation of plant and equipment	770	759
Loss on disposal of plant and equipment	–	67
Operating lease rentals in respect of rented premises	3,039	1,393
Staff costs:		
Directors' remuneration		
– fees	480	160
– other emoluments	8,360	5,698
– retirement benefits scheme contributions	36	21
	8,876	5,879
Staff costs excluding directors' remuneration	14,702	11,811
Retirement benefits scheme contributions, excluding amounts included in directors' remuneration	193	220
	14,895	12,031
Total staff costs	23,771	17,910

6. Finance costs

	2002 *HK$'000*	2001 *HK$'000*
Interest on:		
Bank overdrafts and short-term bank borrowings wholly repayable within five years	7,237	4,545
Other borrowings	–	994
Total borrowing costs	7,237	5,539
Bank charges	3,166	1,939
	10,403	7,478

7. Taxation

	2002 *HK$'000*	2001 *HK$'000*
The charge comprises:		
Hong Kong Profits Tax:		
Current year	11,540	22,710
(Over) underprovision in previous years	(1,672)	297
Taxation attributable to the Company and its subsidiaries	9,868	23,007

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year.

No provision for taxation has been made in respect of the Company's subsidiaries operating in other jurisdictions as they did not have assessable profits for the year.

No provision for deferred taxation has been recognized in the financial statements as the amount involved is insignificant.

8. Dividends

	2002 *HK$'000*	2001 *HK$'000*
Interim dividend paid at HK$0.007 per share (2001: note b below)	11,200	60,000
Proposed final dividend at HK$0.006 per share (2001: HK$0.02)	9,600	32,000
	20,800	92,000

Notes:

(a) The final dividend of HK$0.006 (2001: HK$0.02) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

(b) An interim dividend of HK$60,000,000 was declared and paid to its then shareholder by a subsidiary, Artel Industries Limited before the group reorganisation in 2001.

9. Earnings per share

The calculation of the earnings per share for the year is based on the net profit for the year of HK$66,003,000 (2001: HK$117,280,000) and on the 1,600,000,000 (2001: weighted average of 1,342,246,575) shares that would have been in issue throughout the year on the assumption that the group reorganization has been completed on 1 January 2001.

DIVIDEND

The Directors has recommended the payment of a final dividend of HK$0.006 per ordinary share. Subject to the approval of shareholders in the Annual General Meeting, the final dividend will be paid on or before 16 June 2003 to registered shareholders.

BUSINESS AND OPERATIONS REVIEW

With the world economy continued to be depressed and sluggish, year 2002 was a difficult year for all industries including the Information Technology ("IT") industry. Although demand for IT products in the PRC maintained steady growth during the year, there was significant pressure on the profit margin. Working against all the unfavorable factors, the Group managed to strengthen its strategies to broaden product lines by obtaining distribution rights of tray central processing units ("CPUs") and chipsets during the year and captured more market share to compensate part of the reduction in profit margin.

Turnover for the year under review is HK$2,122 million compared to HK$1,415 million in 2001 representing an increase of about 50%. Net profit attributable to shareholders is approximately HK$66 million for year 2002 representing a decrease of 44% from HK$117 million in 2001. The decrease is mainly due to the significant decline in gross profit margin in 2002.

PROSPECTS

Market

Despite the weak global personal computer ("PC") market in 2002, China market still recorded a 15% year on year growth by unit. International Data Center estimates the PRC PC unit shipment will grow another 18% in 2003, mainly driven by IT investments in government and education sectors. Accordingly, the Group continues to be optimistic on the business prospects in 2003 and expects to benefit from the rapid development in the PRC IT market.

Distribution Business

According to the China Center for Information Industry Development Consulting, notebook computer unit shipment in the PRC reported an impressive 40% annual growth in 2002, representing a new growth segment in PC market in the coming years. The Group expects to take advantages of the prosperous market demand on mobile microprocessor from clone market and notebook computer makers in the PRC.

In last quarter of 2002, the Group successfully obtained the distribution right for Intel chipsets in China. As China gradually emerges as the world's semiconductors manufacturing base, more and more IT companies and motherboard makers have moved to the PRC and set up production lines to gain cost competitiveness. The Group expects the increasing demand of chipsets from these motherboard makers in China will form a significant revenue contributor in 2003.

In January 2003, the Group cooperated with Chi Mei Corporation ("Chi Mei"), one of the leading Thin Film Transistor Liquid Crystal Display ("LCD") manufacturers in the world, for the distribution of Chi Mei's LCD monitors and high-end LCD products in China. An international research company indicates that worldwide LCD monitor shipments rose 105% to 32.2 million units compared with the 2% decline in cathode ray tube monitors to 83.6 million units in 2002. In view of the considerable demand for LCD monitors, the Group believes LCD monitor distribution would be another revenue driver in 2003.

Total e-enabling Solutions

According to the Ministry of Education PRC, around 90% primary and middle schools are required to be connected onto the Internet by year 2010 in order to improve the quality of education for the next generation in China. The inter-school Internet project involves over 600,000 primary and middle schools, and millions of PCs will be networked and enabled in the coming years.

To capture the opportunity, the Group formed the 'N+1' Education Solution Alliance with IT giants, including Intel Solution Services, Unisoft Digital Technology (Guangzhou) Limited and Warp Network Services in December 2002. The alliance capitalizes individual strengths to create high quality, cost effective and user-friendly solutions, for the different IT infrastructure needs for e-classroom, school intranet and Wide Area Network. A full range of services including access, network, hardware, software, content, training and relevant value-added services are provided.

Being the major hardware supplier of the alliance, the Group bundles CPUs, chipsets, motherboards, networking products, servers and other computer products at competitive prices for the projects. This strategic cooperation is expected to widen the Group's revenue source.

Geographical Coverage

China has replaced Japan to become the second largest market for PC shipments in the world. To cope with the rapid development, the Group is planning to set up 5 more representative offices in the PRC in 2003 to expand the channel network.

In conclusion, our management views arising challenges due to the global economy downturn and political instability. With our extensive distribution experience plus China's IT market potential, we believe the Group will continue to grow with China market and our vendors by diversification and integration of product mix among up-stream and down-stream distribution channels strategically.

MANAGEMENT DISCUSSION AND ANALYSIS

Operations Review

Amidst a difficult operating year with pressure on both demand and profit margin, the Group managed to achieve profit after taxation of approximately HK$66 million for year 2002, representing a decrease of 44% from HK$117 million of last year.

During the year under review, the Group achieved a turnover of HK$2,122 million (2001: HK$1,415 million) representing an increase of 50% over last year. At the beginning of 2002, the Group successfully obtained the distribution right from Intel of tray CPUs in addition to boxed CPUs in both Hong Kong and the PRC. The Group also obtained from Intel the distribution right of chipsets in both Hong Kong and the PRC in the last quarter of 2002. Tray CPUs are mainly sold to regional PC manufacturers and chipsets to motherboard manufacturers. The remarkable surge in turnover is mainly attributable to the sales of tray CPUs and chipsets which account for a total of about 37% of the year's turnover.

Gross profit was HK$120 million for year 2002 (2001: HK$170 million) representing a decrease of 29% over last year. Net profit attributable to shareholders amounted to HK$66 million (2001: HK$117 million). Affected by the global depressed economy, demand for IT products in the PRC maintained steady growth but the overall gross profit margin of the industry declined significantly. Furthermore, as the Group's suppliers' performance was affected by the sluggish world economy, the rebates received from them were also reduced substantially. Due to these unfavorable factors, the gross profit margin for year 2002 was only 6%, down from 12% in year 2001.

Total operating costs for 2002 increased to approximately HK$39 million from HK$27 million of year 2001 representing an increase of 44%. The increase is mainly due to i) increased administrative and operating expenses related to the growth in business ii) hiring of more qualified management staff for the development and expansion of distribution and logistics network in the PRC as stated in the prospectus and; iii) payment of bonus to the directors related to the outstanding financial performance of 2001.

Finance costs for 2002 increased to HK$10 million from 2001 of HK$7 million mainly due to the increase in bank loan interests to finance the increase in purchase of inventory to cope with the expansion in business.

During 2002, the distribution of computer components and information technology products and provision of integrated e-enabling solutions contributed 96% and 4% to total revenue of the Group respectively, same as last year. As one of the partner of the 'N+1' Education Solution Alliance which is expected to go into full speed in 2003 to capture the business opportunity in education sector of the PRC, e-enabling solutions will take a more significant role in contributing both revenue and gross profit to the Group.

Revenue contributed from the PRC market in 2002 is about 29% (2001: 20%) of total revenue. This is mainly due to the expansion of channel networks in the PRC during the year. Percentage of revenue from the PRC to the Group's total sales is expected to rise in the coming years as the Group continues to expand its distribution and logistic networks in the PRC and capture more market share.

Liquidity and Financial Resources

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$242 million as at 31 December 2002 (2001: HK$167 million). Balance of short-term bank borrowings and overdrafts was approximately HK$425 million as at 31 December 2002 (2001: HK$91 million). The short-term bank borrowings were applied to finance the purchase of inventory of the Group. The gearing ratio of the Group as at 31 December 2002 calculated as a ratio of total bank loans to total assets was 36% (2001: 14%). Net assets were approximately HK$385 million as at 31 December 2002 (2001: HK$362 million).

The Group recorded total current asset value of approximately HK$1,185 million as at 31 December 2002 (2001: HK$ 629 million) and total current liability value of approximately HK$803 million (2001: HK$269 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, is 1.5 as at 31 December 2002 (2001: 2.3) and is still maintained at a healthy level.

The Group had inventory of approximately HK$632 million as at 31 December 2002 (2001: HK$253 million) representing an increase of 150% from last year. The increase is partly due to the increase in turnover and carry of new products such as tray CPUs and chipsets. Traditionally last quarter of each calendar year is the peak season of the industry and both the inventory and short-term bank borrowings will rise to the year's highest level but is expected to drop significantly in the first quarter of next calendar year. Over 70% of the inventory at 31 December 2002 were sold in the first quarter of 2003.

The Group recorded an increase in shareholders' funds from approximately HK$362 million as at 31 December 2001 to approximately HK$385 million as at 31 December 2002.

Treasury Policies

The Group generally finances its operations with internally generated resources and banking facilities provided by banks in Hong Kong. The bank facilities are mainly trust receipt loans and invoice finance of tenor up to 120 days from the invoice date. The bank interest rates are mainly fixed by reference to either the Hong Kong Prime rate or the Hong Kong Interbank Borrowing rate for Hong Kong dollar loans and by reference to Singapore or London Interbank Borrowing rate for United States dollar loans.

Bank deposits of the Group are either in Hong Kong dollars or United States dollars.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low. The Group did not do any hedging for the foreign currency transactions during the year.

Use of Net Proceeds from Initial Public Offering

The proceeds from the initial public offering after netting off related expenses were approximately HK$179 million. As at 31 December 2002, about HK$80 million were applied as working capital. Approximately another HK$3 million were applied to the development and expansion of the Group's distribution and logistic networks in the PRC. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong which will be used for the Group's continuous expansion of distribution and logistics network in the PRC and other developing countries in Asia and also for strengthening its technical support capabilities for business expansion as described in the prospectus.

Charges on Assets

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain bank deposits of the Group's were pledged to its bankers to secure certain banking facilities granted to the Group.

Investments

The Group did not hold any significant investments nor had any major capital expenditure during the year.

Contingent Liabilities

As at 31 December 2002, the Group did not have any significant contingent liabilities.

The Company has executed guarantees for unlimited amounts (2001:Nil) in favour of its bankers in respect of banking facilities granted to its subsidiaries. The total amounts utilized by the fellow subsidiaries as at 31 December 2002 were approximately HK$42,463,000 (2001: Nil).

Employees

As at 31 December 2002, the Group had 70 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

Audit Committee

The Company established an audit committee (the "Committee") on 29 August 2001. The Group's financial statements for the year ended 31 December 2002 have been reviewed by the Committee. The principal activities of the Committee include the review and supervision of the Group's financial reporting process and internal controls.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company did not redeem any of the Company's shares during the year. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Company has compiled throughout the year ended 31 December 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules (the "Listing Rules") Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 3 June 2003 to 9 June 2003, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Standard Registrars Limited at Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4 p.m. on 2 June 2003 in order to qualify for the proposed final dividend.

PUBLISHMENT OF RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The Company's annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to extend my gratitude to all my fellow directors and staff for their valuable commitment and hard work. I would like also to express my sincere thanks to our business partners for their supports in the past years.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 17 April 2003

* *For identification only*

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Artel Solutions Group Holdings Limited (the "**Company**") will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on 30 May 2003 at 10:30 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the "**Directors**") and auditors of the Company for the year ended 31 December 2002;
2. to declare a final dividend for the year ended 31 December 2002 of HK$0.006 per share (each a "**Share**") of HK$0.01 each in the capital of the Company;
3. to re-elect Directors and to authorise the board of Directors (the "**Directors**") to fix the Directors' remuneration;
4. to re-appoint auditors and to authorise the Directors to fix their remuneration;

and, as special business, to consider and, if thought fit, passing the following resolutions as ordinary resolutions:

5. "THAT:

   (a) subject to paragraph (c) below, pursuant to the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued Shares and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issue or dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

      (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

      (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

      and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

   (d) for the purposes of this resolution:

      "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "**Companies Law**") or any other applicable law of the Cayman Islands to be held; and

      (iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

      "**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

6. "THAT:

   (a) the exercise by the Directors during the Relevant Period of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, **"Relevant Period"** means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution."

7. "THAT the Directors be and they are hereby authorised to exercise the authority referred to in paragraph (a) of resolution no. 5 above in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board of Directors
Yu Pen Hung
Chairman

Hong Kong, 17 April 2003

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town, Grand Cayman
British West Indies

Head office and Principal place of business in Hong Kong:
Unit 1299, HITEC
1 Trademart Drive
Kowloon Bay
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, subject to the provisions of the articles of association of the Company, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's branch share registrar in Hong Kong, Standard Registrars Limited, Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or adjourned meeting.

3. The Board of Directors has recommended a final dividend for the year ended 31 December 2002 of HK$0.006 per share and, if such dividend is declared by the members passing resolution no. 2, it is expected to be paid on or about 16 June 2003 to those shareholders whose names appeared on the Company's register of members on 2 June, 2003.

4. The register of members of the Company will be closed from 3 June 2003 to 9 June 2003 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company's share registrar in Hong Kong, Standard Registrars Limited at Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on 2 June 2003.

5. In relation to proposed resolution no. 3 above, Mr Yu Chi Ming, Frederick will retire from his office of Director at the above meeting pursuant to article 87 of the articles of association of the Company and, being eligible, offer himself for re-election.

6. In relation to proposed resolutions nos. 5 and 7 above, approval is being sought from the shareholders for the grant to the Directors of a general mandate to authorise the allotment and issue of Shares under the Listing Rules. The Directors have no immediate plans to issue any new Shares other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by the shareholders.

7. In relation to proposed resolution no. 6 above, the Directors wish to state that they will exercise the powers conferred thereby to purchase Shares in circumstances which they deem appropriate for the benefit of the shareholders. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Listing Rules will be set out in a separate document to be despatched to the shareholders with the annual report for the year ended 31 December 2002.



ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

二零零二年年度業績

業績

宏通集團控股有限公司(「本公司」)董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)截至二零零二年十二月三十一日止年度按照香港公認會計原則編製之經審核綜合業績,連同往年度之比較數字如下:

	截至十二月三十一日止年度	
	二零零二年 *千港元*	二零零一年 *千港元*
營業額 *(附註2)*	2,122,190	1,415,004
銷售成本 *(附註3)*	(2,002,008)	(1,245,462)
毛利	120,182	169,542
其他經營收入 *(附註4)*	4,963	5,157
分銷成本	(8,363)	(5,785)
行政開支	(30,508)	(21,149)
經營溢利 *(附註5)*	86,274	147,765
財務費用 *(附註6)*	(10,403)	(7,478)
除稅前溢利	75,871	140,287
稅項 *(附註7)*	(9,868)	(23,007)
年度純利	66,003	117,280
股息 *(附註8)*	20,800	92,000
每股盈利(港仙) *(附註9)*		
基本	4.1	8.7

附註:

1. **編製基準**

   於二零零二年,本集團首次採納下列由香港會計師公會頒佈之新訂及經修訂會計實務準則(「會計實務準則」)。

會計實務準則第1號(經修訂)	財務報告之呈列
會計實務準則第11號(經修訂)	外幣換算
會計實務準則第15號(經修訂)	現金流量表
會計實務準則第34號	僱員福利

   本集團會計政策之改變及因採納該等新訂及經修訂會計實務準則所產生之影響,詳載於二零零二年度年報內。

2. 營業額及分類資料

營業額指年內向外界客戶出售產品及提供服務已收及應收(減去貿易折扣及退貨)之款額。

本集團本年度按主要業務及地區市場分析之營業額及毛利貢獻如下：

	二零零二年 千港元	二零零一年 千港元
按主要業務劃分之營業額：		
分銷電腦組件及資訊科技產品	2,043,011	1,356,234
提供綜合電子啟動方案	79,179	58,770
	2,122,190	1,415,004
按地區市場劃分之營業額：		
中華人民共和國(「中國」)	610,040	278,311
香港	1,512,150	1,136,693
	2,122,190	1,415,004
按地區市場劃分之毛利貢獻：		
中國	46,746	56,245
香港	73,436	113,297
	120,182	169,542

本集團按業務分類之營業額及經營溢利貢獻之分析如下：

截至二零零二年十二月三十一日止年度：

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	2,043,011	79,179	2,122,190
業績			
分類業績	71,572	12,150	83,722
其他經營收入			4,963
未分配公司開支			(2,411)
經營溢利			86,274
財務費用			(10,403)
除稅前溢利			75,871
稅項			(9,868)
股東應佔溢利			66,003

截至二零零一年十二月三十一日止年度：

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	1,356,234	58,770	1,415,004
業績			
分類業績	130,983	11,689	142,672
其他經營收入			5,157
未分配公司開支			(64)
經營溢利			147,765
財務費用			(7,478)
除稅前溢利			140,287
稅項			(23,007)
股東應佔溢利			117,280

3. 銷售成本

	二零零二年 千港元	二零零一年 千港元
銷售成本包括：		
已售貨品之成本	2,067,705	1,319,137
回佣	(65,697)	(73,675)
	2,002,008	1,245,462

4. 其他經營收入

	二零零二年 千港元	二零零一年 千港元
銀行存款之利息	2,600	3,767
雜項收入	2,360	1,390
出售廠房及設備收益	3	–
	4,963	5,157

5. 經營溢利

經營溢利已扣除下列各項：

	二零零二年 千港元	二零零一年 千港元
核數師酬金	730	650
廠房及設備折舊	770	759
出售廠房及設備之虧損	–	67
有關租賃物業之經營租賃租金	3,039	1,393
僱員成本：		
董事酬金		
－袍金	480	160
－其他酬金	8,360	5,698
－退休福利計劃供款	36	21
	8,876	5,879
不包括董事酬金之僱員成本	14,702	11,811
退休福利計劃供款(不包括包含在董事酬金之款額)	193	220
	14,895	12,031
總僱員成本	23,771	17,910

6. 財務費用

	二零零二年 千港元	二零零一年 千港元
關於以下各項之利息：		
於五年內悉數償還之銀行透支及短期銀行借貸	7,237	4,545
其他借貸	–	994
借貸成本總額	7,237	5,539
銀行收費	3,166	1,939
	10,403	7,478

7. 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
香港利得稅：		
本年度	11,540	22,710
過往年度之(超額)不足撥備	(1,672)	297
本公司及其附屬公司應佔稅項	9,868	23,007

香港利得稅乃按本年度估計應課稅溢利之16%(二零零一年：16%)計算。

由於本公司於其他司法權區經營之附屬公司於本年度並無應課稅溢利，故並無就該等附屬公司作出稅項撥備。

由於所涉金額並不重大，故概無於財務報告中確認遞延稅項撥備。

8. 股息

	二零零二年 千港元	二零零一年 千港元
已付中期股息每股0.007港元(二零零一年:見下文附註b)	11,200	60,000
擬派末期股息每股0.006港元(二零零一年:0.02港元)	9,600	32,000
	20,800	92,000

附註:

(a) 每股0.006港元之末期股息乃由董事提呈,並須待股東於股東大會批准方可作實。

(b) 於二零零一年集團重組前附屬公司宏恩國際有限公司向其當時股東宣派及派付60,000,000港元中期股息。

9. 每股盈利

本年度每股盈利乃按本年度純利66,003,000港元(二零零一年:117,280,000港元),及假設集團重組已於二零零一年一月一日完成之情況下,本年度全年應已發行股份1,600,000,000股(二零零一年:加權平均1,342,246,575股)計算。

股息

董事建議派發末期股息每股普通股0.006港元。待股東於股東週年大會批准後,將於二零零三年六月十六日或之前向登記股東派發末期股息。

業務及營運回顧

基於全球經濟持續蕭條不振,二零零二年對於所有行業包括資訊科技業而言乃艱困的一年。儘管中國的資訊科技產品需求於年內保持穩定增長,然而利潤率則面對重大壓力。在種種不利因素下,本集團積極加強拓闊產品線的策略,於年內透過取得工業包裝中央處理器(「CPUs」)及晶片組的分銷權,並取得更高的市場佔有率,彌補利潤率下降的部分損失。

於回顧年內,營業額為2,122,000,000港元,較二零零一年的1,415,000,000港元增加約50%。二零零二年的股東應佔純利約為66,000,000港元,較二零零一年的117,000,000港元下降44%,股東應佔純利下跌主要由於二零零二年毛利率大幅下降所致。

展望

市場

儘管二零零二年全球個人電腦市場疲弱,中國市場銷售量仍然錄得15%的年增長。國際數據公司(IDC)預料中國個人電腦的銷售量於二零零三年將額外增長18%,主要來自政府及教育方面的資訊科技投資所帶動。因此,本集團對二零零三年年度的業務前景依然樂觀,並預期可從中國資訊科技市場急速增長中受惠。

分銷業務

根據賽迪顧問股份有限公司的資料,中國的筆記本電腦銷售量於二零零二年錄得40%令人鼓舞的年增長,成為未來數年中國市場的新增長點。本集團預期將因中國兼容機市場及筆記本電腦製造商對移動微型處理器的強勁需求而得益。

於二零零二年最後一季,本集團獲得英特爾晶片組的中國分銷權。鑑於中國逐漸成為全球的半導體生產基地,愈來愈多資訊科技公司及主機板生產商遷移至中國,並設立生產線以取得成本優勢。本集團預期該等中國主機板生產商對晶片組需求日益增加,將為二零零三年帶來可觀收益。

於二零零三年一月,本集團與世界著名薄膜電晶體液晶顯示器(「液晶顯示器」)生產商奇美實業股份有限公司(「奇美」)合作,在中國分銷奇美的液晶顯示器及高端液晶顯示器產品。據一家國際性調查機構顯示,全球液晶顯示器的銷售量上升105%達32,200,000部,而陰極射線管顯示器於二零零二年的銷售量則下跌2%至83,600,000部。由於液晶顯示器的需求殷切,本集團相信分銷液晶顯示器為二零零三年的另一個收益增長點。

全面電子啟動方案

根據中國教育部的資料,於二零一零年前約90%的小學及中學須連接互聯網,務求改善中國下一代的教學質素。「校校通」工程有超過600,000間小學及中學參與,而於未來數年,數以百萬部個人電腦將連接上網及啟動。

為把握此機遇,於二零零二年十二月,本集團與資訊科技巨頭,包括Intel Solution Services、廣州唯一數碼科技有限公司及光速網絡有限公司成立「N+1」教育信息化聯盟。聯盟利用各成員的優點,設計出優質、具成本效益及簡便易用的解決方案,迎合電子教室、校園網及城域網等不同層次的資訊科技基建需要,提供網絡連接、網絡設備、硬件、軟件、網站內容、培訓及相關增值服務等全面服務。

作為聯盟的主要硬件供應商,本集團以優惠的價格提供中央處理器、晶片組、主機板、網絡產品、伺服器及其他電腦產品。預期此策略性合作可拓闊本集團的收益來源。

分銷網絡覆蓋

中國已取代日本成為全球第二大個人電腦市場。配合急速發展步伐,本集團正計劃於二零零三年在中國增設5個辦事處,以擴充渠道網絡。

總括而言,鑑於全球經濟低迷及政治不穩,管理層預料未來仍充滿挑戰。憑藉我們豐富的分銷經驗,加上中國資訊科技市場的優厚潛力,我們深信透過上游及下游銷售渠道進行策略性產品組合多元化及整合,本集團將可與中國市場及供應商的業務一起增長。

管理層討論及分析

業務回顧

在去年需求及利潤率俱受壓力的經營環境下，二零零二年本集團錄得稅後溢利約66,000,000港元，較去年的117,000,000港元下跌44%。

於回顧年內，本集團的營業額為2,122,000,000港元（二零零一年：1,415,000,000港元），較去年增長50%。於二零零二年初，本集團在盒裝中央處理器以外，成功取得英特爾工業包裝中央處理器的香港及中國分銷權。本集團更於二零零二年最後一季獲得英特爾晶片組在香港及中國的分銷權。工業包裝中央處理器主要出售予地區性個人電腦製造商，而晶片組的銷售對象則為主機板製造商。營業額大幅增加主要有賴工業包裝中央處理器及晶片組的銷售，合共佔本年度營業額約37%。

二零零二年的毛利為120,000,000港元（二零零一年：170,000,000港元），相對去年下跌29%。股東應佔純利為66,000,000港元（二零零一年：117,000,000港元）。受全球經濟不景所拖累，中國資訊科技產品的需求維持穩定增長，但行業的整體毛利率則大為下降。此外，基於本集團供應商的表現亦受全球低迷經濟所影響，本集團所獲得的回佣亦大幅減少。由於以上不利因素，二零零二年的毛利率僅為6%，較二零零一年之12%為低。

二零零二年的經營成本總額由二零零一年的27,000,000增加至約39,000,000港元，增幅達44%。經營成本總額上升乃由於(i)與業務增長相關的行政及經營開支增加；(ii)聘用更多資深管理層成員以發展及擴充售股章程所述於中國的分銷及物流網絡；及iii)向董事支付花紅作為二零零一年財務表現的獎勵。

二零零二年的財務費用由二零零一年的7,000,000港元上升至10,000,000港元，主要由於銀行貸款利息開支增加所致，新增銀行貸款乃用以提供資金採購來貨，以便應付業務拓展所需。

於二零零二年，分銷電腦組件及資訊科技產品以及提供綜合電子啟動方案，分別佔本集團總收益96%及4%，與去年相同。預期「N+1」教育信息化聯盟將於二零零三年全力抓緊中國教育界之商機，作為合作夥伴之一，電子啟動方案將扮演更重要角色，帶動本集團之收益及毛利上升。

二零零二年來自中國市場之收益，佔總收益約29%（二零零一年：20%）。此乃主要由於年內在中國拓展渠道網絡所致。由於本集團將繼續擴充中國之分銷及物流網絡，以及於中國爭取更高市場佔有率，預期在中國賺取之收益佔本集團總銷售額之比重於未來數年將會上升。

流動資金及財務資源

本集團於二零零二年十二月三十一日之現金及銀行結存總額（包括已抵押銀行存款）約為242,000,000港元（二零零一年：167,000,000港元）。於二零零二年十二月三十一日，短期銀行借貸及透支結餘約為425,000,000港元（二零零一年：91,000,000港元）。短期銀行借貸乃為本集團的存貨採購提供資金。本集團於二零零二年十二月三十一日之資本與負債比率（按銀行貸款總額對資產總值之比率計算）為36%（二零零一年：14%）。於二零零二年十二月三十一日，資產淨值約為385,000,000港元（二零零一年：362,000,000港元）。

本集團於二零零二年十二月三十一日錄得流動資產總值約1,185,000,000港元（二零零一年：629,000,000港元），而流動負債總值則約為803,000,000港元（二零零一年：269,000,000港元）。本集團之流動比率於二零零二年十二月三十一日（以總流動資產除以總流動負債）為1.5（二零零一年：2.3）。流動比率仍處於穩健水平。

於二零零二年十二月三十一日，本集團擁有約632,000,000港元存貨（二零零一年：253,000,000港元），較去年增加150%。存貨增加部分由於營業額上升以及增加工業包裝中央處理器及晶片組等新產品所致。一向以來，每年之最後一季為行業的旺季，存貨及短期銀行借貸均會增加至全年之最高水平，但預期於下年度第一季會大幅回落。於二零零二年十二月三十一日之逾70%存貨已於二零零三年第一季售出。

本集團錄得股東資金有所上升，由二零零一年十二月三十一日約362,000,000港元，上升至二零零二年十二月三十一日約385,000,000港元。

庫務政策

本集團運作上所需的資金來自本集團的內部資源及香港銀行提供的貸款。銀行貸款主要為信託收據貸款，還款期為由發票日起計最多120日。銀行利率主要參考香港最優惠利率或就港元貸款而言，參考銀行同業拆息，及就美元貸款而言，則參考新加坡或倫敦銀行同業拆息而釐訂。

本集團之銀行存款以港元或美元計算。

本集團之交易主要以港元或美元計算。因此滙率波動風險較低。本集團於年內並無就外幣交易進行任何套戥。

首次公開售股所得款項淨額用途

首次公開發售所得款項在扣除相關費用後約為179,000,000港元。於二零零二年十二月三十一日，約80,000,000港元已用作營運資金。另外約3,000,000港元已動用以發展及擴張本集團在中國之分銷及物流網絡。剩餘之所得款項淨額已存放於香港之知名銀行作為定期存款，並將應用於持續擴展本集團在中國及亞洲其他發展中國家之分銷及物流網絡，以及如售股章程中所述增強技術支援能力以拓展業務。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括應收賬款）之抵押權益，作為本集團任何到期而未清償欠款之抵押。此外，本集團若干銀行存款已抵押予其往來銀行，以取得授予本集團之若干銀行信貸。

投資

本集團年內並無持有任何重大投資，亦無任何重大資本開支。

或然負債

於二零零二年十二月三十一日，本集團並無任何重大或然負債。

本公司就其附屬公司獲取之銀行借貸簽立以其往來銀行為受益人之無上限擔保（二零零一年：無）。於二零零二年十二月三十一日，同系附屬公司已動用合共約42,463,000港元（二零零一年：無）。

僱員

於二零零二年十二月三十一日，本集團共聘用70名全職僱員。

本集團主要按業內慣例、個人表現及經驗而向僱員支付薪酬。除基本薪酬外，本集團將參考本集團之表現及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

審核委員會

本公司於二零零一年八月二十九日成立審核委員會(「委員會」)。委員會已審核本集團截至二零零二年十二月三十一日止年度之財務報告。委員會之主要工作包括審閱及監管本集團之財務呈報過程及內部監控。

購買、出售或贖回本公司上市證券

於年內，本公司概無贖回任何本身股份，而本公司或其任何附屬公司於年內亦無購買或出售本公司之任何股份。

公司管治

本公司於截至二零零二年十二月三十一日止年度內一直遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之最佳應用守則。

暫停股份過戶登記

本公司將於二零零三年六月三日至二零零三年六月九日(包括首尾兩日)暫停股份過戶登記。於上述時間內，不會進行任何股份過戶。所有過戶文件連同相關的股票必須不遲於二零零三年六月二日下午四時正前交回本公司於香港之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方合資格收取建議末期股息。

於聯交所網頁公佈業績

包含上市規則附錄16第45(1)至45(3)段所規定之所有資料之本公司年報將在適當時間於聯交所網頁公佈。

致謝

本人謹藉此機會代表董事會，感謝全體董事及員工作出的寶貴貢獻及努力不懈。本人亦謹此向本公司業務伙伴過去多年的鼎力支持致以衷心謝意。

承董事會命
游本宏
主席

香港，二零零三年四月十七日

** 僅供識別*

股東週年大會通告

茲通告宏通集團控股有限公司(「**本公司**」)謹訂於二零零三年五月三十日上午十時三十分假座香港九龍灣展貿徑1號香港國際貿易展覽中心315室召開股東週年大會，藉以處理下列普通事項：

1. 接納及考慮本公司截至二零零二年十二月三十一日止年度之經審核綜合財務報告及本公司董事(「**董事**」)及核數師之報告書；
2. 宣派截至二零零二年十二月三十一日止年度本公司股本中每股面值0.01港元之股份(各自為一「**股份**」)之末期股息每股0.006港元；
3. 重選董事及授權董事會(「**董事會**」)釐定董事之酬金；
4. 重新聘任核數師及授權董事釐定彼等之酬金；

及作為特別事項，考慮及酌情通過下列決議案為普通決議案：

5. 「**動議**：

   (a) 在下文(c)段之限制下及根據香港聯合交易所有限公司(「**聯交所**」)證券上市規則(「**上市規則**」)之規定，一般性及無條件批准董事在有關期間內行使本公司所有權力，以配發、發行及處理未發行股份，並作出或授予可能需要行使此等權力之售股建議、協議及購股權(包括認購股份之認股權證)；

   (b) 上文(a)段之批准將授權董事在有關期間內作出或授予或須於有關期間終止後行使上述權力之售股建議、協議及購股權；

   (c) 董事依據上文(a)段之批准而配發或同意有條件或無條件將予配發(不論是否依據購股權或其他理由而配發者)、發行或處理之股本面值總額(不包括因(i)配售新股；或(ii)本公司購股權計劃授出之任何購股權獲行使；或(iii)按照本公司不時生效之組織章程提供任何以股代息或類似安排，以配發及發行股份以取代股份之全部或部份股息；或(iv)根據本公司任何認股權證或任何可換股證券之條款行使認購權或換股權發行之任何股份而配發者)合共不得超過：

      (aa) 本公司於本決議案獲得通過之日期已發行股本面值總額之20%；及

      (bb) (如董事獲本公司股東以另一項普通決議案授權)本公司在本決議案獲得通過之後購回之本公司任何股本之面值(最多相等於本公司於本決議案獲得通過之日期已發行股本面值總額之10%)，

   及根據本決議案第(a)段之授權亦須受此數額限制；及

   (d) 就本決議案而言：

   「**有關期間**」乃指由本決議案通過之日至下列三者之較早日期止之期間：

      (i) 本公司下屆股東週年大會結束之日；

      (ii) 本公司組織章程、開曼群島公司法第22章(經綜合及修訂之一九六一年法例三)(「**公司法**」)或開曼群島法之任何其他適用法律規定本公司下屆股東週年大會須予召開之期限屆滿；及

      (iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂；

   「**配售新股**」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人，按彼等之持股比例提呈發售股份或提呈發售或發行認股權證、購股權或其他賦予權利可認購股份之證券(惟董事可就零碎股權或經考慮香港以外任何司法權區或香港以外任何認可監管機構或任何證券交易所之法例或規定所引致之任何限制或責任或有關限制或責任之存在或範圍可能涉及之開支或遞延後，作出彼等認為必需或適當之豁免或另作安排)。」

6. 「**動議**：

   (a) 一般性及無條件批准董事在有關期間內行使本公司所有權力，以在聯交所或本公司股份可能進行上市及就此目的獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所購回股份或按照證券及期貨事務監察委員會、聯交所、公司法及如此有關之所有其他適用法律之規則及法規購回股份；

   (b) 本公司依據上文(a)段之批准在有關期間內可購回之股份面值總額不得超過本公司於本決議案獲得通過之日已發行股本面值總額之10%；而根據本決議案第(a)段之授權亦須受此數額限制；及

   (c) 就本決議案而言，「**有關期間**」及指由本決議案通過之日期至下列三者之較早日期止之期間：

      (i) 本公司下屆股東週年大會結束之日；

      (ii) 本公司組織章程、公司法或開曼曼群島之任何其他適用法例規定本公司下屆股東週年大會須予召開之期限屆滿；及

      (iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂。」

7. 「動議授權董事行使上文第5項決議案第(a)段有關該決議案第(c)段之第(bb)分段所述本公司股本之權力。」

承董事會命
游本宏
主席

香港，二零零三年四月十七日

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town, Grand Cayman
British West Indies

香港總公司及主要營業地點：
香港
九龍灣
展貿徑1號
香港國際貿易展覽中心
1299室

附註：

1. 凡有權出席上述通告召開大會及於會上投票之股東，均有權委任一位或多位代表出席及根據本公司之組織章程之條款代其投票。受委代表毋須為本公司股東。
2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該授權書或授權文件副本，最遲於大會或續會舉行時間48小時前送回本公司於香港之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。
3. 董事會建議派發截至二零零二年十二月三十一日止年度之末期股息每股0.006港元，倘股東通過第2項決議案宣派此項股息，預期股息將於二零零三年六月十六日或前後派付予於二零零三年六月二日名列本公司股東名冊之股東。
4. 本公司將於二零零三年六月三日至二零零三年六月九日(包括首尾兩日)暫停股份過戶登記。於上述時間內，不會進行任何股份過戶。所有過戶文件連同相關的股票必須不遲於二零零三年六月二日下午四時正前交回本公司於香港之股份過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方合資格收取建議末期股息。
5. 有關上文提呈之第3項決議案，根據本公司組織章程第87條，余志明先生將於上述大會退任董事之職，但仍有資格並願意膺選連任。
6. 有關上文提呈之第5項及第7項決議案，乃徵求股東批准授予董事一般授權以授權根據上市規則配發及發行股份。除根據本公司之購股權計劃或股東可能批准之以股代息計劃須發行之股份外，董事現時並無即時計劃發行任何新股。
7. 有關上文提呈之第6項決議案，董事謹此聲明彼等將行使獲授之權力，以在彼等認為對股東有利之適當情況下購回股份。上市規則規定須向股東提供所需資料，以便股東就提呈之決議案作出知情決定之說明文件已載於一份獨立文件，並連同截至二零零二年十二月三十一日止年度之年報一併寄發予股東。